1900 K Street NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
COREY F. ROSE corey.rose@dechert.com +1 202 261 3314 Direct +1 202 261 3158 Fax

July 28, 2022

VIA EDGAR

Matthew S. Williams

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:                             AUL American Individual Variable Life Unit Trust (the “Separate Account”)

SEC File Nos. 333-263757 and 811-08311

Registration Statement on Form N-6 relating to OneAmerica VUL (the “Registration Statement”)

Dear Mr. Williams:

This letter responds to the supplemental comments you provided to Sean McGoff, Devon Roberson, and me via telephone on July 19, 2022, with respect to your review of the amended Registration Statement on Form N-6 filed on July 1, 2022, by the Separate Account with the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement was filed under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) for the purpose of registering variable interests in a flexible premium variable adjustable universal life insurance policy (the “Contract”) to be offered through the Separate Account. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

GENERAL

1.                                      Comment: Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Response: The Depositor has incorporated this comment.

FRONT COVER PAGE

2.                                      Comment: Please revise the third paragraph on the cover page to remove the word “fund,” as that term is no longer defined in the Prospectus.

Response: The Depositor has incorporated this comment.

PROSPECTUS

Definitions of Terms

3.                                      Comment: Please consider capitalizing the term “grace period” where it is used as a defined term throughout the Prospectus.

Response: The Depositor has incorporated this comment.

4.                                      Comment: Please confirm the revised definition of “Variable Account” is accurate.

Response: The Depositor has revised the definition of “Variable Account” to clarify that the Variable Account is the portion of an investor’s Account Value that is allocated to one or more Investment Accounts.

Key Information Table — Important Information You Should Consider About the Policy (pages 10-11)

5.                                      Comment: Please remove the row regarding the Dollar Cost Averaging Program from the Key Information Table, as it is not required or permitted by Form N-6.

Response: The Depositor has incorporated this comment.

6.                                      Comment: Please revise the “Optional Benefits” row to disclose that AUL will automatically allocate investors’ Variable Account value into a new model unless they affirmatively select a different model or terminate participation in the program.

Response: As discussed in more detail in response to Comment 17, the Depositor has revised the disclosure to reflect that the Policy will utilize static portfolio optimization models. The disclosure in this section has been revised accordingly.

Overview of the Policy (pages 12-13)

Premiums

7.                                      Comment: Please revise the discussion of the Right to Examine period to state that no surrender charges or contract fees or charges will be deducted from the amount refunded if the Policy is canceled during the period.

Response: The Depositor has incorporated this comment.

Fee Table (pages 13-14)

Transaction Fees

8.                                      Comment: In the row for “Transfer Fees under DCA Program,” please only disclose the dollar amount of the fee in the table. Please move the additional disclosure to a footnote.

Response: The Depositor has incorporated this comment.

Annual Portfolio Company Operating Expenses

9.                                      Comment: Where the disclosure states: “A complete list of Portfolio Companies available under the Contract, including their annual expenses, may be found at the back of this document,” please include a specific reference to Appendix A.

Response: The Depositor has incorporated this comment.

Principal Risks of the Policy (pages 15-16)

Risks Associated with the Portfolio Optimization Models

10.                               Comment: Please disclose the risk that models can change as frequently as annually, and if an investor does not affirmatively state that they do not want to participate in a model, the investor’s account value will be automatically allocated. Disclose any applicable risks associated with this fact, such as the risk that the model may not be one that the investor would have selected, the model may not match the investor’s risk tolerance, or that if the investor does not like the model, the investor would need to either select another model or terminate participation in the program.

Response: As discussed in more detail in response to Comment 17, the Depositor has revised the disclosure to reflect that the Policy will utilize static portfolio optimization models. The disclosure in this section has been revised accordingly.

11.                               Comment: Consider adding more fulsome risk disclosure here, for example, bolstering this disclosure with what appears in the later discussion about the models.

Response: The Depositor has incorporated this comment.

The Policy (pages 20-22)

Right to Examine Period

12.                               Comment: The disclosure states: “If the Owner exercises the Owner’s Right to Examine the Policy and cancels it by returning it to AUL, depending upon the state in which the Policy was issued, AUL will refund either the premiums paid or the Account Value.” Please reconcile this language with other disclosure that states all investors will receive the greater of account value or premiums paid.

Response: The Depositor has incorporated this comment.

Material state variations

13.                               Comment: Please supplementally explain how allocating all investors to the money market fund during the free look period is consistent with California law, which the Staff understands allows investors the ability to direct investment to portfolios during the free look period.  Please confirm if an exception is needed for California in this disclosure.

Response: The Depositor contends that Owners in California will have the ability to direct investment to Portfolios during the free look period and that if the Policy is canceled during the Right to Examine Period, it will refund either the premiums paid (if the Owner does not direct investment in the Portfolios) or the Account value, whichever is greater. The Depositor has enhanced its disclosure to address this comment

Additional Information About Fees (pages 27-28)

Table of Surrender Charges

14.                               Comment:  Please confirm the basis for the percentages presented in the table. See Instruction 1 to Item 7 of Form N-6. To the extent applicable, reconcile these with the fee table disclosure of surrender charges.

Response: The Depositor has incorporated this comment.

Other Benefits Available Under the Policy (pages 32-40)

Benefits Table

—Dollar Cost Averaging Program (“DCA Program”)

15.                               Comment: Please confirm the correct money market fund is listed in the table and reconcile the disclosure accordingly.

Response: The Depositor has incorporated this comment.

—Portfolio Optimization Program

16.                               Comment: Please include disclosure that the models can change as frequently as annually, and if an investor does not affirmatively state that they do not want to participate in a model, the investor’s account value will be automatically allocated.

Response: The Depositor has incorporated this comment.

Portfolio Optimization Program

—The Program

17.                               Comment: The Staff reiterates Comment 65 from the Registrant’s response letter dated July 1, 2022, regarding whether you intend to send an Investment Adviser Brochure (Part 2 of Form ADV) and a Form CRS to investors who elect to participate in the Portfolio Optimization Program. Also, please state in the Prospectus that MFIM is a registered investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”) and has an advisory relationship with each Owner who elects into the Program.

Response: The Depositor has revised the disclosure to reflect that the Policy will utilize static portfolio optimization models. Because of this change, the Depositor will not send an Investment Adviser Brochure (Part 2 of Form ADV) and a Form CRS to investors who elect to participate in the Portfolio Optimization Program. Additionally, the Depositor has revised the disclosure to state that MFIM has an investment advisory relationship with AUL, but does not have such relationship with Owners who elect into the program.

—Periodic Updates of the Portfolio Optimization Model and Notices of Updates

18.                               Comment: Please also explain where owners can get more information about the strategies underlying the models rather than just the ad hoc notices described in this section.

Response: The Depositor notes that additional information about the Portfolio Optimization Models will be made available in a brochure. AUL intends to update the brochure annually, as needed.

Appendix A: Portfolios Available Under the Policy (pages 53-58)

19.                               Comment: Please delete the column labeled “Portfolio Identifier — for internal use only.”

Response: The Depositor has incorporated this comment.

SUMMARY PROSPECTUS FOR NEW INVESTORS

20.                               Comment: To the extent relevant, please apply all foregoing comments to the statutory Prospectus to the ISP.

Response: The Depositor has incorporated this comment.

PART C

Item 37. Fee Representation

21.                               Comment: Please add the following language to the fee representation: “…deducted under the variable life contracts described in this registration statement…”

Response: The Depositor has incorporated this comment.

SIGNATURES

22.                               Comment: Please conform the first signature block to match the exact name of the Registrant as displayed on the registration cover sheet.

Response: The Depositor has incorporated this comment.

23.                               Comment: Please also include the signature of the comptroller or principal accounting officer. In this regard, any person who occupies more than one of the positions specified in Section 6(a) of the Securities Act should indicate each capacity in which he or she signs the Registration Statement.

Response: The Depositor has incorporated this comment.

*     *     *     *     *     *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3314 if you wish to discuss this correspondence further.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

cc:                                Michael C. Pawluk, Senior Special Counsel

Sally Samuel, Branch Chief

James Catano, Esq.